SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                            Sundog Technologies, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    867302101
                                    ---------
                                 (CUSIP Number)

                                Jerral R. Pulley
                       4505 South Wasatch Blvd., Suite 340
                           Salt Lake City, Utah 84124
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Check the  following  box if a fee is being  paid with this  statement:
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
 (1)  Names of Reporting Persons.  S.S. or              David Valenti
      I.R.S. Identification Nos. of Above                ###-##-####
      Persons
--------------------------------------------------------------------------------
(2)  Check the Appropriate box if a Member                   (a)    X
     of a Group (See Instructions)                           (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                            00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States, Utah
--------------------------------------------------------------------------------
Number of Shares           (7)  Sole Voting
Beneficially Owned               Power                           550,000 shares
By Each Reporting          (8)  Shared Voting
 Person With                     Power                           990,000 shares
                           (9)  Sole Disposi-
                                 tive Power                      550,000 shares
                           (10) Shared Dis-
                                 positive Power                  990,000 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                          1,540,000 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instuctions)                               X
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)             7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)             IN

    *The  remainder of this cover page        The  information  required  on the
shall be  filled  out for a  reporting    remainder of this cover page shall not
person's  initial  filing on this form    be  deemed  to  be  "filed"   for  the
with respect to the subject class of purpose of Section 18 of the securities, and for any subsequent Securities Exchange Act of 1934 amendment containing information which ("Act") or otherwise subject to the would alter disclosures provided in a liabilities of that section of the Act
prior cover page.                         but  shall  be  subject  to all  other
                                          provisions  of the Act  (however,  see
                                          the Notes).

Item 1.           Security and Issuer.

         This statement is related to the Common Stock, of Sundog Technologies, Inc., a Delaware corporation ("Sundog"). The address of the principal executive offices of Sundog is 4505 SOUTH WASATCH BLVD., SUITE 340, SALT LAKE CITY, UT 84124.

Item 2.  Identity and Background.

         (a) The person filing this statement is David Valenti (hereinafter referred to as "Valenti").

         (b) Valenti's residence address is 838 Edgehill Road, Salt Lake City, Utah 84103.

         (c) Valenti is primarily engaged as practicing physician in Salt Lake County, Utah. Valenti was a founder of Sundog, but has not been involved in the management of Sundog for some time.

         (d) Valenti has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         (e) Valenti has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Valenti is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Valenti was a founder of a private company which merged with Sundog. As result of this merger, Valenti exchanged his shares in the private company for his shares in Sundog.

         Valenti entered into an Agreement with certain other shareholders of Sundog as of January 12, 2000 whereby 990,000 shares of Sundog Common Stock owned by Valenti were delivered to Caldera Holding Company, LC under an option arrangement whereby Caldera can vote said shares, and can sell said shares, with an agreed portion of the purchase price to come back to Valenti. This agreement with Caldera and the other shareholders will expire on January 12, 2003, unless extended by agreement.

Item 4.  Purpose of Transaction.

         Valenti acquired his Sundog shares in a merger of his private company with Sundog.

         Valenti delivered 990,000 shares of Sundog Common Stock to Caldera Holding Company, LC under the Agreement referenced in Item 3 in return for a release from liability from Caldera and certain of its affiliates, and as part of a joint effort to seek investment capital for Sundog through an offer of control of Sundog to a potential investor by means of the Agreement with Caldera.

         Except as disclosed above, Valenti has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of Sundog, or the disposition of securities of Sundog;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Sundog or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Sundog or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Sundog, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Sundog;

         (f) Any other material change in Sundog's business or corporate structure, including but not limited to, if Sundog is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in Sundog's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sundog by any person;

         (h) Causing a class of securities of Sundog to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Sundog becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Valenti declares himself the beneficial owner of 1,540,000 shares of Sundog Common Stock, including 990,000 shares held by Caldera Holding Company, LC under the Agreement referenced in Items 3 and 4.

         The other shareholders who signed the Agreement with Caldera referenced in Items 3 and 4 are:

                Marten Alfred             720,000 shares delivered
                John Zollinger          1,890,000 shares delivered
                John Blumenthal           700,000 shares delivered
                Timothy Kapp              343,000 shares delivered
                Stephen Russell           990,000 shares delivered
                Jeffrey Barlow            990,000 shares delivered
                Gary Wright               630,000 shares delivered
                Bruce Baird               270,000 shares delivered

Caldera now has voting and dispositive control over a total of 7,523,000 shares of Sundog under the terms of the Agreement.

         (b) The Agreement with Caldera provides that Caldera has the right to vote all shares of common stock of Sundog subject to the Agreement.

         (c) As described, Valenti acquired his shares in Sundog in arms length private purchase transactions.

         (d) Not applicable.

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Items 3 and 4.

         There are no non-competition or confidentiality agreements between Sundog and Valenti.

         As noted in Items 3 and 4, Valenti obtained a written release of claims and liabilities from Caldera and from certain of its affiliates in connection with entering into the Agreement with Caldera.

Item 7.  Material to be Filed as Exhibits.

                  Agreement with Caldera Holding Company LC   Exhibit 1.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

                  Dated as of the 3rd day of February, 2000.

                                                     /s/ David Valenti
                                                     ---------------------------
                                                     David Valenti, individually

EXHIBIT 1        AGREEMENT WITH CALDERA HOLDING COMPANY LC


                                    AGREEMENT

         This Agreement is made and entered into by and among the following individuals: Marty Alfred, Bruce Baird, Jeffrey Barlow, John Blumenthal, Tim Kapp, Stephen Russell, Dave Valenti, Gary Wright, and John Zollinger
(hereinafter collectively referred to as the "Founding Shareholders") and Caldera Holding Company, L.C., a Utah limited liability company (hereinafter "Caldera").

         WHEREAS, the Founding Shareholders assisted in the founding or development of Arkona, L.C., a private company, which was subsequently merged into a publicly reporting company known as The Thorsden Group Ltd., a Delaware corporation, and the surviving company has been renamed Sundog Technologies, Inc., a Delaware corporation (hereinafter referred to as "the Company");

         WHEREAS, in connection with their activities in the development and formation of the company, the Founding Shareholders received a total of fourteen million (14,000,000) shares of common stock in the Company;

         WHEREAS, the Founding Shareholders and the Company desire to enhance the value of the Company, meet the needs of the Company, and increase the potential viability, productivity and profitability of the Company through any lawful and appropriate means, including, but not limited to, the raising of additional working capital, securing the public trading of the Company's stock and attracting individuals and parties with expertise to manage or advise the Company and its operations;

         WHEREAS, Caldera has agreed to assist the Founding Shareholders and Company in meeting the above-described objectives; provided that the Founding Shareholders are willing to transfer to Caldera the right to dispose of a portion of the above-referenced shares of the Company's stock, which shares will be used to meet the objectives of the Company as set forth above;

         NOW THEREFORE, the parties, for their mutual benefit and with just and valid consideration, which consideration is hereby acknowledged, enter into the following Agreement:

         1. Pursuant to this Agreement, the Founding Shareholders shall deliver to Caldera, on or before the execution of this Agreement, stock certificates, with accompanying Medallion Guaranteed stock powers, representing an aggregate of seven million five hundred and twenty-three thousand (7,523,000) shares of the Company's common stock (hereinafter "Option Stock"), which Caldera shall hold pending the exercise of options for the Option Stock as described below.

         2. This Agreement supersedes and replaces all prior agreements, written or oral, among the parties hereto and other parties not included herein with regard to the above-
referenced seven million five hundred and twenty-three thousand (7,523,000) shares of the Company's common stock held by the Founding Shareholders and any and all such prior agreements are hereby declared null and void. The number of shares of Option Stock delivered by each Founding Shareholder is as disclosed on the attached. Exhibit "A" by this reference made a part hereof.

         3. In accordance with the terms of this Agreement, the Founding Shareholders grant and transfer to Caldera the exclusive right, power and authority to grant derivative options (hereinafter "Derivative Options") to unspecified individuals, entities or parties (hereinafter "Receiving Parties") to acquire any or all of the Option Stock at an exercise price of fifteen cents ($0.15) per share. Each Derivative Option must be exercised by the Receiving Party in accordance with the terms and conditions set forth in each Derivative Option. If any Derivative Option expires in accordance with its own specific terms and conditions, then the associated Options Stock will continue to be held and will continue to be available for sale pursuant to Derivative Options granted by Caldera. All of the monies paid by the Receiving Parties in the exercise of the Derivative Options will ultimately be paid to the Founding Shareholders as specified below.

         4. Such Derivative Options will be granted by Caldera to Receiving Parties whom Caldera determines, after consultation with the Company, its officers and directors, may assist the Company in meeting the objectives set forth above, which are to enhance the value of the Company, meet the needs of the Company, and increase the potential viability, productivity and profitability of the Company through any lawful and appropriate means, including, but not limited to, the raising of additional working capital, securing the public trading of the Company's stock and attracting individuals and parties with expertise to manage, advise or otherwise participate with the Company and its operations.

         5. Caldera has exclusive and independent authority to grant Derivative Options up to three (3) years following the effective date of this Agreement. Caldera may issue Derivative Options to any party so long as such Derivative Options are not issued in bad faith or with gross negligence in meeting the objectives set forth in Paragraph 4 above. Caldera shall notify the Company and Founding Shareholders of all grants of Derivative Options by sending written notice to the Company and Founding Shareholders within thirty (30) days of the issuance of each Derivative Option. Notice of the grant will include the identify of the Receiving Party and the terms of the Derivative option, including the number of shares of Option Stock subject to the grant. Caldera shall not receive any compensation from the Founding Shareholders or from the proceeds paid to the Founding Shareholders from the exercise of Derivative Options.

         6. The exercise of the Derivative Option will be completed by delivery of a written notice of exercise executed by the Receiving Party and accompanied by payment of the exercise price in full. Caldera will promptly notify the Founding Shareholders of each Derivative Option exercised, disclosing the identity of the Receiving Party exercising the option and the amount of proceeds received in connection with the exercise.

         7. Upon delivery by the Receiving Party to Caldera of the exercised Derivative Option and the associated exercise price, Caldera will caused to be transferred into the name of the Receiving Party exercising the option, or whatever name is designated by the Receiving Party, the Option Stock associated with such exercised option.

         8. The monies paid by the Receiving Party in the exercise of a Derivative Option will be held by Caldera in an interest-bearing trust account. On the tenth (10th) day of each month, Caldera shall deliver to each Founding Shareholder at the address designated below his pro-rata share of the total exercise monies, including interest received thereon, received by Caldera during the previous month.

         9. By holding and distributing the Derivative Options and Option Stock, Caldera makes no representation or warranty as to the value of such Derivative Options or Option Stock. While holding the Option Stock pending its issuance through the exercise of Derivative Options, Caldera does not take or assume ownership of the Option Stock. Caldera is not acting in the capacity of a broker/dealer, issuer or underwriter. The grant of any and all Derivative
Options will be made in accordance with applicable federal and state blue sky securities laws.

         10. Caldera shall not be bound in any way by any act or direction of the parties hereto and, while operating in cooperation with the Company and the Founding Shareholders to accomplish the objectives set forth in Paragraph 4, Caldera represents that it is independent from and not controlled by the Company or any party. Caldera represents that it is not an affiliate of the Company or any officer, director or affiliate of the Company.

         11. Caldera may rely upon any paper or other instrument received by it in connection with its duties under this Agreement and which is believed to be genuine; shall be under no duty to independently ascertain the validity or legitimacy of such papers, nor conduct any associated due diligence with respect to the same; and shall be subject to no liability with respect to the form, execution or validity thereof.

         12. During the period the Option Stock remains in the possession of Caldera and prior to the time, if any, that a Derivative Option is exercised for the purchase of the Option Stock, in whole or in part, Caldera will exercise the right to vote such shares. Caldera will vote such shares as it deems is in furtherance of the objectives set forth in Paragraph 4 above. However, the respective Founding Shareholders, as owners of the shares, will receive any distributions and dividends made with respect to such shares by the Company until such time as the shares of Option Stock are sold upon the exercise of Derivative Options granted under this Agreement. Except as provided in this Agreement, ownership of the Option Stock will not transfer from the depositing Founding Shareholder until the stock is sold upon exercise of an associated Derivative Option.

         13. No transfer or assignment of any right to exercise a Derivative Option will be made and no Derivative Options will be granted except pursuant to applicable exemptions from the registration requirements of the Securities Act of 1933, as amended, and similar provisions of any state securities laws. In this regard, Caldera agree to observe such laws and the rules and regulations promulgated thereunder and no action will be taken which would result in the Founding Shareholders being deemed to be an underwriter for purposes of the Securities Act or other applicable Federal or state securities laws. If this Agreement, the parties, or any of the transactions contemplated hereunder are ever found to be in violation of, or not exempt from any applicable Federal or state securities laws, as a result of this Agreement and the transactions contemplated hereunder, this Agreement will immediately terminate and all Option Shares not issued by or locked-up by Derivative Options will be returned to the Founding Shareholders on a pro-rata basis in accordance with Paragraphs 15 and 16 below.

         14. The Parties acknowledge that the Company is subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended and that the Company will be required to report the existence and contents of this Agreement as part of its filings under the Exchange Act. The Parties agree to cooperate to provide all information reasonably required by counsel to the Company to facilitate the full and fair reporting of this transaction as required by the law.

         15. Unless extended by mutual written agreement of all parties hereto, Caldera's right and authority to grant Derivative Options under this Agreement will expire three (3) years from the effective date of this Agreement. If, upon expiration of Caldera's right to grant Derivative Options, there are shares of the Option Stock in the possession of Caldera which are not required to cover previously granted Derivative Options, then Caldera will promptly return all such Option Stock to the Founding Shareholders in proportion to their original contribution of the Option Stock. Any outstanding Derivative Options which have not been exercised at the time of said expiration of Caldera's right to grant will continue to be effective and valid until such Derivative Options are exercised or expire in accordance with their respective terms and conditions, whichever occurs first. Upon exercise or expiration of all remaining and outstanding Derivative Options, Caldera will distribute the proceeds from the exercise of such Derivative Options as required by this Agreement, or will distribute the remaining: Option Stock from expired Derivative Options to the Founding Shareholders in proportion to their original contribution of the Option Stock. Upon such final distributions, this Agreement will terminate.

         16. Upon distribution of all of the Option Stock by the exercise of the respective Derivative Options or upon final distributions of proceeds or Option Stock as described in Paragraph 15, this Agreement shall be deemed to be terminated, and Caldera shall be released and discharged from any further responsibility, or liability in connection therewith, so long as Caldera has not acted in bad faith or with gross negligence in meeting its obligations under this Agreement. At termination, all outstanding stock powers will be canceled.

         17. This Agreement shall not be altered, amended, changed, waived, terminated, or modified in any respect unless the same shall be in writing and signed by or on behalf of all the parties hereto, except for any party which no longer has any interest in the Option Stock.

         18. This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the parties hereto.

         19. This Agreement shall be governed by the laws of the State of Utah and the state or federal courts within Salt Lake County, State of Utah shall have exclusive venue and jurisdiction over any disputes arising from or regarding this Agreement. If any party is required to take legal action regarding a dispute arising from or regarding this Agreement, the prevailing parties to such action will be entitled to their reasonable attorneys' fees and costs incurred therein.

         20. This Agreement may be executed by the parties hereto in such counterparts, telefax copies or other form as is necessary to expedite execution of this Agreement and all originals shall be forwarded to Caldera.

         21. The effective date of this Agreement will be the last date on which any of the parties hereto has executed this Agreement.

         In Witness Hereof, the parties have caused this Agreement to be signed on the dates set forth below.

/s/ Marty Alfred                            Date: January 12, 2000
---------------------------
MARTY ALFRED

Address:  ___________________________________________________________________


/s/ Bruce Baird                             Date: January 12, 2000
---------------------------
BRUCE BAIRD

Address:  ___________________________________________________________________


/s/ Jeffrey Barlow                          Date: January 12, 2000
---------------------------
JEFFREY BARLOW

Address:  ___________________________________________________________________


/s/ John Blumenthal                         Date:  January 12, 2000
---------------------------
JOHN BLUMENTHAL

Address:  ___________________________________________________________________

/s/ Tim Kapp                                Date: January 12, 2000
---------------------------
TIM KAPP

Address:  ___________________________________________________________________


/s/ Stephen Russell                         Date: January 12, 2000
---------------------------
STEPHEN RUSSELL

Address:  ___________________________________________________________________


/s/ Dave Valenti                            Date: January 12, 2000
---------------------------
DAVE VALENTI

Address:  ___________________________________________________________________


/s/ John Zollinger                          Date: January 12, 2000
---------------------------
JOHN ZOLLINGER

Address:  __________________________________________________________________


/s/ Gary Wright                             Date: January 12, 2000
---------------------------
GARY WRIGHT

Address:  ___________________________________________________________________


CALDERA HOLDING CO., L.C.


/s/ Douglas E. Griffith                     Date: January 12, 2000
---------------------------
DOUGLAS E. GRIFFITH, Manager

Address:  ___________________________________________________________________

                                   EXHIBIT "A"

                       LIST OF OPTION STOCK & CERTIFICATES

         The following shares of Sundog Technologies, Inc. common stock as contained in the specified Sundog Technologies, Inc. stock certificates constitute the Option Stock submitted to Caldera in accordance with the terms and conditions of the Agreement:

1.       Bruce Baird, Cert. 1309 for 270,000 shares;

2.       David Valenti, Cert. 1310 for 990,000 shares;

3.       Gary Wright, Cert. 1311 for 630,000 shares;

4.       Jeffrey Barlow, Cert. 1312 for 990,000 shares;

5.       Stephen W. Russell, Cert. 1313 for 990,000 shares;

6.       Timothy Kapp, Cert. 1269 for 343,000 shares;

7.       John Blumenthal, Cert. 1287 for 700,000 shares;

8.       John Zollinger, Cert. 1273 for 1,890,000 shares; and

9.       Martin J. Alfred, Cert. 1263 for 720,000 shares

          for a total of 7,523,000 shares of Option Stock.

                  Dated this 12th day of January, 2000.

                                    CALDERA HOLDING CO., L.C.


                                    By /s/ Douglas E. Griffith
                                       ---------------------------
                                    Its Manager